RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2007 MAR -5 A 9:2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

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Exemption File No. 82 – 35005

28th February, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

07021471

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following three letters dated 27th February, 2007, as per requirements under the Listing Agreement to the Stock Exchanges in India:

Sr. No.	Particulars
1	Disclosure under Regulation 7 (3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.
2	Disclosure under Regulation 13 (6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.
3	Limited Review Report for the quarter and twelve months ended 31st December, 2006.

Copies of the above letters are enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

Authorized Signatory

Encl: As Above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

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EDAR. File No. 82 - 35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

February 27, 2007

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sirs,

Sub: **Disclosure under Regulation 7(3)**

We have received on February 24, 2007 disclosures from M/s. AAA Communication Private Limited. M/s. Anadha Enterprise Private Limited and M/s Bhavan Mercantile Private Limited under 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). We enclose herewith the disclosure as required under Regulation 7(3) of the Regulations, with respect to the said disclosure received.

We submit that the aggregate shareholding of the acquirers and PACs, before and after the above transfer remain unchanged. This disclosure is by way of abundant caution.

Kindly acknowledge the receipt of the same.

Yours faithfully

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: a/a

RELIANCE Communications
Anil Dhirubhai Ambani Group

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 1997

Name of the Target company	**Reliance Communications Limited**	
Date of reporting	27.02.07	
Names of the stock exchanges where the shares of the target company are listed	(i) Bombay Stock Exchange Ltd., Mumbai (ii) The National Stock Exchange of India Ltd.	
Details of the acquisition/sale received in terms of Reg. 7(1A)		
Names of the acquirers/sellers and PACs with them	**AAA Communication Private Limited,** Shri Anil D. Ambani, Smt.Tina A. Ambani, Jaianmol A. Ambani, Jaianshul A. Ambani, Smt. Kokila D. Ambani, Anadha Enterprise Private Limited, Bhavan Mercantile Private Limited, Reliance Innoventures Limited (post-merger of AAA Global Business Enterprises Private Ltd. into Reliance Innoventures Ltd.), Hansdhawni Trading Company Private Ltd, Sonata Investments Limited, Reliance Capital Limited, Reliance General Insurance Company Limited.	
Date of Acquisition/sale	22nd February, 2007	
Date of receipt of intimation by acquirer/seller	24th February 2007	
Mode of acquisition (e.g. open market / public issue / rights issue / preferential allotment / *inter se* transfer etc.)	Transfer of shares from Anadha Enterprise Pvt. Ltd. and Bhavan Mercantile Pvt. Ltd. to AAA Communication Pvt. Ltd. pursuant to the Scheme of Arrangement sanctioned by the High Court of Judicature at Bombay vide Order dated 4th August, 2006.	
Mode of sale (e.g. open market / MOU / off market etc.)	As above	
Particulars of acquisition / sale	Number	% w.r.t. total paid-up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer / seller before acquisition / sale	136,48,11,460	66.75
(b) Shares/ voting rights acquired/sold	-	-
(c) Shares/VR of the acquirer/seller after acquisition/sale	136,48,11,460	66.75
Paid-up capital / total voting capital of the target company before the said acquisition	204,46,14,990 Equity shares of Rs. 5 each.	
Paid-up capital / total voting capital of the target company after the said acquisition	204,46,14,990 Equity shares of Rs. 5 each.	

Note:

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Place: Mumbai
Date: 27.02.2007

Exe. File No. 82 - 35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

February 27, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sirs,

Re: **Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.**

This is to inform you that the Company has received disclosures in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from M/s. AAA Communication Private Limited, M/s Anadha Enterprise Private Limited and M/s Bhavan Mercantile Private Limited.

The above said companies vide letter dated February 24,2007 has informed the Company, that M/s Anadha Enterprise Private Limited and M/s Bhavan Mercantile Private Limited had transferred its respective holdings in the Company to AAA Communication Pvt. Ltd. pursuant to the Scheme of Arrangement sanctioned by the High Court of Judicature at Bombay vide Order dated 4th August, 2006.

Due to above transfer of shares, shareholding of M/s AAA Communication Private Limited in the Company has increased from 59,52,89,152 Equity Shares to 130,81,10,172 Equity shares of Rs. 5 each and no shares are presently held by M/s Anadha Enterprise Private Limited and M/s Bhavan Mercantile Private Limited.

The disclosure in terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Thanking you,

Yours faithfully,

For **RELIANCE COMMUNICATIONS LIMITED**

Hasit Shukla
Company Secretary

Encl: As above

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FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6)

Regulation 13(6) -- Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to ~~acquisition~~/sale	No. & % of shares / voting rights ~~acquired~~ / sold	Receipt of allotment advice / acquisition of shares / sale of shares – specify	Date of intimation to company	Mode of acquisition on (market purchase / public / rights / preferential offer etc.)
1	2	3	4	5	6
Anadha Enterprise Private Limited Reliance Energy Centre, Santa Cruz (East) Mumbai 400 055 022 3032 7409	26,85,99,358 (13.14%)	26,85,99,358 (13.14%)	Transfer of shares on 22nd February, 2007	24th February, 2007	Transfer of shares of Reliance Communications Limited to AAA Communication Pvt. Ltd. pursuant to the Scheme of Arrangement, as sanctioned by the High Court of Judicature at Bombay vide order dated 4th August, 2006.

No. & % of shares / voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity (Transfer)	Sell value
7	8	9	10	11	12	13
Nil	N.A	N.A	N.A	N.A	26,85,99,358	N.A

Date: 27th February, 2007
Place: Mumbai

For Reliance Communications Limited

Hasit Shukla
Company Secretary

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6)

Regulation 13(6) -- Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/sale	No. & % of shares / voting rights acquired / sold	Receipt of allotment advice / acquisition of shares / sale of shares – specify	Date of intimation to company	Mode of acquisition on (market purchase / public / rights / preferential offer etc.)
1	2	3	4	5	6
Bhavan Mercantile Private Limited Reliance Energy Centre, Santa Cruz (East) Mumbai 400 055 022 3032 7409	44,42,21,662 (21.73%)	44,42,21,662 (21.73%)	Transfer of shares on 22nd February, 2007	24th February, 2007	Transfer of shares of Reliance Communications Limited to AAA Communication Private Limited pursuant to the Scheme of Arrangement, as sanctioned by the High Court of Judicature at Bombay vide order dated 4th August, 2006.

No. & % of shares / voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity (Transfer)	Sell value
7	8	9	10	11	12	13
Nil	N.A	N.A	N.A	N.A	44,42,21,662	N.A

Date: 27th February, 2007
Place: Mumbai

For Reliance Communications Limited

~~Hasit~~ Shukla
Company Secretary

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6)

Regulation 13(6) -- Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/sale	No. & % of shares / voting rights acquired / sold	Receipt of allotment advice / acquisition of shares / sale of shares – specify	Date of intimation to company	Mode of acquisition on (market purchase / public / rights / preferential offer etc.)
1	2	3	4	5	6
AAA Communication Private Limited Reliance Energy Centre, Santa Cruz (East) Mumbai 400 055 022 3032 7409	59,52,89,152 (29.11%)	71,28,21,020 (34.87%)	Acquisition of shares on 22nd February, 2007	24th February, 2007	Transfer of shares of Reliance Communications Limited by Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited in terms of the Scheme of Arrangement, as sanctioned by the High Court of Judicature at Bombay vide order dated 4th August, 2006.

No. & % of shares / voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity (Transfer)	Buy value	Sell quantity	Sell value
7	8	9	10	11	12	13
1,30,81,10,172 (63.98%)	N.A	N.A	71,28,21,020	N.A	N.A	N.A

Date: 27th February, 2007
Place: Mumbai

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Exe. File No. 82-35005

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

February 27, 2007

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sirs,

Sub: Limited Review Report for the quarter and twelve months ended 31st December 2006

Further to our letter dated 31st January 2007, we enclose herewith a copy of the Limited Review Report for the quarter and twelve months ended 31st December 2006, issued by the Auditors of the Company in terms of Clause 41 of the Listing Agreement.

Kindly acknowledge the receipt of the same.

Thanking You.

Yours faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: a/a

Review report

To the Board of Directors of Reliance Communications Limited

We have reviewed the accompanying statement of un-audited financial results of Reliance Communications Limited (formerly known as Reliance Communication Ventures Limited) ('the Company') for the quarter ended 31 December 2006. This statement is the responsibility of the Company's management and has been approved by the Board of Directors. Comparative information included in the accompanying statement has been subject to review by another firm of auditors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

The Company has considered exchange fluctuation arising on restatement of foreign currency convertible bonds ('bonds') as 'premium' as construed under section 78 of the Companies Act, 1956. Exchange fluctuation on restatement of bonds is adjusted to securities premium account. Alternate view could be that exchange fluctuation on restatement of bonds, a monetary liability, is to be recognised in profit and loss account. If this view were to be adopted, profits for the quarter ended 31 December 2006 would be higher by Rs 350 million.

Based on our review, and except for the matter reported above, nothing has come to our notice that causes us to believe that, the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the listing agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi and Shah
Chartered Accountants

C D Lala
Partner
Membership No: 35671

For BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 32815

Mumbai
31 January 2007

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Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)
Reliance - Anil Dhirubhai Ambani Group

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results for the Quarter and Twelve months ended 31st December 2006

(Rs. In Crore - Except earnings per share

Sr. No.	Particulars	Quarter ended		Twelve months ended		Year ended
		31-Dec-06	31-Dec-05 (See Note 3)	31-Dec-06	31-Dec-05 (See Note 3)	31-Dec-05 (Nine Months Audited)
1	Net Income from Services	3 044.51	6.47	8 620.71	6.47	6.4
	a) Income from Services	3 043.45	-	8 584.97	-	-
	b) Other Income	1.06	6.47	35.74	6.47	6.47
2	Total Expenditure	1 766.58	1.67	5 308.03	1.67	1.67
	a) Access Charges	661.11	-	1 927.50	-	-
	b) Licence Fees	236.25	-	716.46	-	-
	c) Network Expenses	159.49	-	627.22	-	-
	d) Staff Cost	162.57	1.11	492.04	1.11	1.11
	e) Sales and Marketing Expenses	362.52	0.56	1 035.58	0.56	0.56
	f) General Administration Expenses	184.64	-	509.23	-	-
3	Operating Profit before Interest, Depreciation, Amortisation, Exceptional and Non-recurring Items	1 277.93	4.80	3 312.68	4.80	4.80
4	Finance Charges (Net)	62.01	(6.79)	162.84	(6.79)	(6.79)
5	Operating Profit before Depreciation, Amortisation, Exceptional and Non-recurring Items	1 215.92	11.59	3 149.84	11.59	11.59
6	Depreciation / Amortisation / Misc. Exp. Written off	426.86	2.74	1 364.39	2.74	2.74
7	Operating Profit before Exceptional and Non-recurring Items	789.06	8.85	1 785.45	8.85	8.85
8	Exceptional and non-recurring items	15.00	-	45.00	-	-
9	Profit/ (Loss) before tax	774.06	8.85	1 740.45	8.85	8.85
10	Provision for Taxation					
	- Current tax	0.00	2.57	9.35	2.57	2.5
	- Deferred tax	0.00	0.63	0.00	0.63	0.63
	- Fringe Benefit tax	3.00	.00	9.00	.00	.00
11	Net Profit / (Loss)	771.06	5.65	1 722.10	5.65	5.65
12	Paid-up share capital					
	Equity shares (Face Value of Rs.5 each)	1 022.31	0.05	1 022.31	0.05	0.05
13	Reserves excluding revaluation reserves (as per Balance Sheet) of previous accounting year					14 783.42
14	Earnings per share (of Rs. 5) (Not annualised)					
	Basic	3.77	849.62	8.42	849.62	849.62
	Diluted	3.72	0.10	8.30	0.10	0.10
15	Aggregate of Non- Promoter Shareholding					
	Number of shares	67 97 93 530		67 97 93 530		
	Percentage of shareholding	33.25		33.25		

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Segment Analysis

Sr. No.	Particulars	Quarter ended 31-Dec-06	Quarter ended 31-Dec-05 (See Note 3)	Twelve months ended 31-Dec-06	Twelve months ended 31-Dec-05 (See Note 3)	Year ended 31-Dec-05 (Nine Month Audited)
	Segment Revenue					
	a) Wireless	2,383.55		6,642.18		-
	b) Global	922.78		2,742.98		-
	c) Broadband	228.72	-	545.99		-
	d) Others / Unallocated	1.06	6.47	35.74	6.47	6.47
	Total	3,536.11	6.47	9,966.89	6.47	6.47
	Less: Inter segment Revenue	491.60	-	1 346.18	-	-
	Net after Inter segment Revenue	3,044.51	6.47	8,620.71	6.47	6.47
	Segment results					
	Profit / (Loss) before tax and interest from each segment					
	a) Wireless	562.06		1,340.82		-
	b) Global	229.86		632.10		-
	c) Broadband	52.31		95.56		-
	d) Others / Unallocated	6.84	2.06	(120.19)	2.06	2.06
	Total	851.07	2.06	1,948.29	2.06	2.06
	Less : Finance Charges (Net)	62.01	(6.79)	162.84	(6.79)	(6.79)
	Less : Other Unallocable expenditure net of un-allocable income	15.00	0.00	45.00	0.00	0.00
	Profit Before Tax	774.06	8.85	1,740.45	8.85	8.8[illegible]
	Capital Employed					
	(Segment Assets - Segment Liabilities)					
	a) Wireless			12,687.74	-	
	b) Global			2,634.98	-	
	c) Broadband			1,853.88	-	
	d) Others / unallocated			13,640.99	15,395.68	15,395.68
	Total			30,817.59	15,395.68	15,395.68

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NOTES

1 The current financial year of the Company commenced on 1st January, 2006. This is the fourth quarter of financial results of t Company for the current financial year.

2 The Scheme of Amalgamation and Arrangement (Scheme) for the amalgamation of Reliance Infocomm Limited, Ambani Enterpris Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Communicatior Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panth Consultants Private Limited ("Transferor Companies") and demerger of the Network division of the Reliance Communicati Infrastructure Limited with the Company, as approved by the High Courts of Judicature in Bombay and Gujrat became effective fro 12th September, 2006. In terms of the said Scheme, the Company has allotted 82,14,84,568 equity shares of Rs 5/- each. Upon sai allotment, the paid up equity Share capital of the Company has increased to Rs. 1,022 31 crores divided into 204,46,14,690 equit shares of Rs. 5/- each. Further, as an integral part of the said Scheme, Reliance Communications Infrastucture Limited, Relianc Telecom Limited, Flag Telecom Group Limited and certain other companies became wholly owned subsidiaries of the Company.

As approved by the Hon'ble High Court of Judicature of Bombay, the depreciation is net of the amount of Rs 494 59 Crore adjusted from provision for business restructuring and Scheme related expenditure of Rs.28.53 Crore is adjusted from provision for business restructuring

3 (a) Figures for the previous year includes the transactions specified in the Scheme of Arrangement between Reliance Industries Limited and the Company. Since the Company was in pre-operative stage upto 30th September, 2005, Profit and loss account for the previous year was prepared for the period October 2005 to December, 2005

(b) The results for the Twelve months ended 31st December,2006 include nine months' operating results of erstwhile Reliance Infocomm Limited for the period from 1st April, 2006 to 31st December,2006, which was merged into the Company with effect from 31st March, 2006 and hence, the figures relating to the quarter and twelve months ended December 31, 2006 are not comparable.

4 As part of the ongoing group restructuring including consolidation of the wireless tower and related infrastructure ("Passive Infrastructure"):

(i) a Scheme of Arrangement under Section 391 – 394 of the Companies Act, 1956, between the Company, Reliance Telecom Limited ("RTL") and Reliance Telecom Infrastructure Limited ("RTIL"), (RTL and RTIL being the subsidiaries of the Company), has been proposed whereby Passive Infrastructure of the Company and RTL will be demerged into RTIL. This Scheme has been approved by the equity shareholders of the Company at their meeting held on January 27, 2007 and a petition for sanction by the High Court of Judicature at Bombay is being filed.

(ii) Reliance Next Generation Technology Private Limited ("RNGL"), another subsidiary of the Company, is proposed to be merged with RTIL, in terms of a Scheme of Arrangement under Section 391 – 394 of the Companies Act, 1956, filed before the High Court of Judicature at Bombay, pursuant to which upon sanction of the Scheme, RTIL would issue its equity shares, aggregating Rs. 100 crores to Reliance Communications Infrastructure Limited ("RCIL"), also a wholly owned subsidiary of the Company.

(iii) Synergy Entrepreneurs Solutions Private Limited ("SESPL"), wholly owned subsidiary of the Company, is proposed to be merged with RCIL , in terms of a Scheme of Arrangement under Section 391 – 394 of the Companies Act, 1956, pursuant to which the businesses of SESPL will be consolidated with the business of RCIL.

(iv) Reliance Infoinvestments Limited ("RIIL"), wholly owned subsidiary of the Company, is proposed to be merged with RCIL, in terms of a Scheme of Arrangement under Section 391 – 394 of the Companies Act, 1956, pursuant to which the businesses of RIIL will be consolidated with the business of RCIL.

5 The Company has appointed M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co. Chartered Accountants as the Joint Statutory Auditors of the Company alongwith present Statutory Auditors of the Company M/s. RSM & Co., Chartered Accountants to conduct audit for the year 2006-07 as per the approval of the members vide Postal Ballot, result of which was declared on 8th January, 2007. M/s. RSM & Co., Chartered Accountants, one of the Auditors of the Company have since resigned as Auditors of the Company. They continue as one of the Statutory Auditors of Reliance Telecom Ltd, a wholly owned subsidiary of the Company.

6 No complaint from Investors was pending at the beginning of the quarter. During the quarter 42 complaints were received and all the complaints were resolved. No complaint was pending as on December 31, 2006.

7 The Company is operating under Wireless, Global, Broadband and others segments as per Accounting Standard 17 (Segment Reporting) issued by the Institute of Chartered Accountants of India and accordingly segment wise information are given.

8 Previous period's figures have been reworked, regrouped, rearranged and reclassified, wherever required.

9 After review by the Audit Committee, Board of Directors of the Company took the above results on record at their meeting held on 31st January, 2007 and the same has been subjected to limited review by the Statutory Auditors of the Company

For Reliance Communications Limited

Place: Mumbai

Date 31st January, 2007

Anil D. Ambani
Chairman

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END